Exhibit 12.1

DIEBOLD, INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Six months ended June 30,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Total earnings from continuing operations	(0.1)	59.5	107.3	(190.2)	68.7	159.0
Income tax provision	(15.7)	(13.7)	47.4	48.4	19.2	12.6
Pre Tax Earnings	(15.8)	45.8	154.7	(141.8)	87.9	171.7
Fixed charges:
Interest charges	35.8	32.5	31.4	29.2	30.3	34.5
Interest factor of operating rents(1)	12.1	22.6	24.1	25.1	24.9	24.6
Total fixed charges	47.9	55.1	55.5	54.3	55.2	59.1
Earnings as adjusted	32.1	100.9	210.2	(87.5)	143.1	230.8
Ratio of earnings to fixed charges	0.67	1.83	3.79	— (2)	2.59	3.91

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(2)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2013 by approximately $229.3 million.